                                                                     Exhibit 4.5

                                AMENDMENT NO. 1
                                      TO
                       BYLAWS OF 3TEC ENERGY CORPORATION

                              ARTICLE V-OFFICERS

     Section 5.1

     b. Chief Executive Officer. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if there be such an officer, the Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the chairman of the board, at all meetings of the Board of Directors.

        President. The president shall have the general powers and duties of management usually vested in the office of president of a corporation, subject to the supervision and direction of the chief executive officer whom he shall report to. He shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

                           CERTIFICATE OF SECRETARY

     I, the undersigned, do hereby certify:

     (1) That I am the duly elected and acting secretary of 3TEC Energy Corporation, a Delaware corporation (the "Corporation"); and

     (2) That the foregoing Amendment No. 1 to the Bylaws of the Corporation was duly adopted by the Board of Directors of the Corporation on April 13, 2000, wherein Section 5.1.b. of the original Bylaws of the Corporation was deleted and the same was inserted in lieu thereof.

     IN TESTIMONY WHEREOF, I have hereunto subscribed my name this 17th day of April, 2000.

                                        /s/ David S. Elkouri
                                        ----------------------------
                                        David S. Elkouri, Secretary